[AXA FINANCIAL PROTECTION LOGO]

                                  PRESS RELEASE

                                                               FEBRUARY 24, 2005

--------------------------------------------------------------------------------
               2004 UNDERLYING EARNINGS UP 34% TO EURO 2.7 BILLION

                  ADJUSTED EARNINGS DOUBLED TO EURO 2.9 BILLION

                    PROPOSED DIVIDEND OF EURO 0.61 PER SHARE

                     UP 61% COMPARED TO EURO 0.38 LAST YEAR

                 EMBEDDED VALUE PER SHARE AT EURO 18.73, UP 15%

--------------------------------------------------------------------------------

"2004 has been a very good year, with all businesses performing well and now on a path towards profitable growth," said Henri de Castries, Chairman of the Management Board of AXA.

"AXA teams have built a unique platform in terms of scale and diversification and our 2004 results provide additional proof of the effectiveness of our organization and strategy. All indicators are good. I am particularly pleased with our portfolio evolution: an increase of more than 500,000 new contracts in Property & Casualty, growth in Life new business and New Business Value, and strong net asset management inflows; all demonstrate the attractiveness of our product offering to our clients."

--------------------------------------------------------------------------------
Note: Non-GAAP(1) measures such as underlying earnings and adjusted earnings are reconciled to net income on page 2 and defined in the notes.

    AXA's independent auditors have audited AXA's 2004 consolidated earnings.
--------------------------------------------------------------------------------

---------
(1) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA's financial performance.

-------------------------------Be Life Confident-----------------------------  1

2004 was a very good year across the board

     o    LIFE & SAVINGS :

          -    Underlying earnings up 23% to Euro 1,603 million.
          - New business contribution and new business value(2) improved respectively by 40% and 51%, at Euro 943 million and Euro 771 million.
          -    New business value margin strongly up at 15.9% (+4.4 points).

     o PROPERTY & CASUALTY combined ratio improved by 2.1 points to 99.3%, fuelling underlying earnings growth of 41% to Euro 1,063 million.

     o Resilience of INTERNATIONAL INSURANCE despite an unprecedented year for natural catastrophes, with underlying earnings up 10% to Euro 155 million.

     o Very solid net inflows of Euro 34 billion for ASSET MANAGEMENT which registered underlying earnings of Euro 316 million, up 26% (excluding the 2003 charge for mutual fund matters and legal proceedings).

     o    Embedded value per share up 15% to Euro 18.73.

     o Proposed dividend of Euro 0.61 per share represents a 61% increase compared to Euro 0.38 last year and a 40% payout ratio on adjusted earnings.

     o Economic expenses(3) were down Euro 74 million (excluding MONY), bringing aggregate cost savings over the last four years to Euro 1.3 billion.

    Euro million,                                             FY04           FY03          CHANGE        CHANGE AT
    except per share amounts                                                                             CONSTANT
                                                                                                         EXCHANGE
                                                                                                          RATES
                                                         ------------------------------------------------------------

    -----------------------------------------------------------------------------------------------------------------
    UNDERLYING EARNINGS                                           2,723          2,035           +34%           +38%
    -----------------------------------------------------------------------------------------------------------------
    Net capital gains                                               178          (585)
    -----------------------------------------------------------------------------------------------------------------
    ADJUSTED EARNINGS                                             2,901          1,450          +100%          +107%
    -----------------------------------------------------------------------------------------------------------------
    Goodwill amortization                                         (649)          (593)
    Exceptional operations                                          267            148
    -----------------------------------------------------------------------------------------------------------------
    NET INCOME, GROUP SHARE                                       2,519          1,005          +151%          +160%
    -----------------------------------------------------------------------------------------------------------------
    NET INCOME PER FULLY DILUTED SHARE(4)                          1.32           0.55          +138%
    -----------------------------------------------------------------------------------------------------------------

------------
(2) New Business Value is New Business Contribution after cost of capital.
(3) On an economic basis, expenses are non-commission expenses, excluding asset managers, adjusted for change in scope and currency, IT capitalization/amortization, market effect on pension costs and one-off expenses.
(4) Following any significant capital increase with an issuance price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over prior periods must be restated to reflect an adjustment to neutralize this.

-------------------------------Be Life Confident-----------------------------  2

UNDERLYING EARNINGS

Underlying earnings improved by 34% to Euro 2,723 million, or by +38% at constant exchange rates. During the second half of 2004, the MONY Group contributed Euro 56 million to Life & Savings underlying earnings, as the integration progressed, ahead of schedule.

    Euro million                                  FY04           FY03          CHANGE                CHANGE AT
                                                                                                     CONSTANT
                                                                                                   EXCHANGE RATES
                                             ---------------------------------------------------------------------

    Life & Savings                                    1,603          1,302           +23%                    +29%
    Property & Casualty                               1,063            753           +41%                    +41%
    International Insurance                             155            141           +10%                     +8%
    Asset Management                                    316            146          +116%                   +132%
    Other Financial Services                             26            112           -77%                    -77%
    Holdings                                           -439           -419             --                      --
    --------------------------------------------------------------------------------------------------------------
    TOTAL UNDERLYING EARNINGS                         2,723          2,035           +34%                    +38%
    --------------------------------------------------------------------------------------------------------------


Note: In the underlying earnings segment analysis below, changes between 2004 and 2003 are presented at constant exchange rates.

LIFE & SAVINGS

Underlying earnings increased by 29% to Euro 1,603 million, owing principally to productivity improvements, as total gross margin (sum of investment margin, fees & revenues and technical margin) grew faster than expenses. In addition, as noted above, 2004 included a contribution from MONY (Euro 56 million). All figures stated below include MONY results.

INVESTMENT MARGIN(5), excluding pre-tax capital gains/losses attributable to shareholders, was Euro 2,137 million, up 14%. This increase was mainly driven by Japan and the US. The US benefited from the MONY integration as well as from strong equity returns and prepayments of fixed income securities, partially offset by lower reinvestment rates on general account assets. Japan benefited from improved investment yields due to the restructuring of its fixed maturity portfolio and higher equity yields.

FEES & REVENUES(5) were Euro 4,657 million up 19%, driven by higher separate account balances, resulting from both market appreciation and strong net inflows (Unit Linked sales up 14%), especially in France, the US and the UK.

TECHNICAL MARGINS(5) was Euro 741 million, down 3%, notably affected by lower mortality margin and by a one off reinsurance assumed charge in the US as well as the expected slowdown of the conversion and surrender program in Japan, resulting in a decreasing contribution over time. The non recurrence of 2003 longevity reserve strengthening in the UK was offset by reserve increases in Japan and Germany on annuity business.

-----------
(5) Excluding Health activities, when underwritten by a separate company (Germany and The Netherlands), and Life entities for which no margin analysis is performed (Singapore and Turkey).

-------------------------------Be Life Confident-----------------------------  3

Globally, total gross margin(5) (sum of the above margins) was Euro 7,534 million, up 15%, with MONY representing 4 points of this growth.

Expenses(5) were Euro 5,171 million, increasing 9% as the result of a 7% increase in commissions linked to new business growth and changes in business mix, flat administration expenses and the inclusion of MONY (4 points of the 9% increase).

As a result, pre-tax underlying earnings were up 32% to Euro 2,363 million benefiting from productivity improvements.


PROPERTY & CASUALTY

Underlying earnings increased 41% to Euro 1,063 million, owing principally to an improvement of 2.1 points in the combined ratio to 99.3% and to higher net investment income.

All businesses contributed to this sharp improvement in 2004, as demonstrated in the table below.

                                                     COMBINED RATIOS
                                             ------------------------------
    Ratios in %                                   2004       CHANGE FROM
                                                                 2003
                                             ------------------------------

    France                                             99.3           -2.2
    Germany                                            98.8           -2.2
    UK & Ireland                                       98.2           -2.4
    Belgium (incl. Worker Comp.)                      103.0           -0.7
    Southern Europe                                    99.5           -1.7
    Other countries                                   100.0           -2.7
    -----------------------------------------------------------------------
    TOTAL P&C                                          99.3           -2.1
    -----------------------------------------------------------------------
    Belgium (excl. Worker Comp.)                       99.0           -1.7
    -----------------------------------------------------------------------


2004 benefited from continued improvement in claims frequency in individual motor and a low level of large claims, especially in Property with the exception of Belgium and Germany. Additionally, the UK benefited from a strategic improvement in business mix with a decrease in volume of individual motor and development of the travel and creditor businesses.

As a result, the loss ratio improved by 2.2 points to 72.0%, driven by improvements in current year loss ratio in most countries and also by overall positive prior year reserve development in the UK.

The expense ratio rose 0.1 point to 27.3% impacted by an increase in the acquisition cost ratio of 1.3 point to 17.4%, as a result of a shift towards lower loss / higher commission ratio business, notably in the UK. This was mitigated by an improvement in the administration expense ratio (-1.2 point to 9.9%) benefiting primarily from higher volumes and ongoing cost control.

Premiums and claims ratios remained strong. The net technical reserves to net earned premiums ratio increased by 3 points to 196% while the net claims reserves to net claims paid ratio increased by 24 points to 280%.

-------------------------------Be Life Confident-----------------------------  4

Net investment income was up Euro 85 million to Euro 1,364 million, driven by strong positive cash flows(6) (Euro 3.3 billion), while overall portfolio yields remained stable.

INTERNATIONAL INSURANCE underlying earnings were Euro 155 million, up 8%.

AXA RE(7) underlying earnings were up 3% to Euro 108 million despite major losses (increasing from Euro 50 million to Euro 256 million) from 2004 hurricanes and typhoons. This stability was achieved due to 2004 business conditions, which remained very good for both claims and pricing. In addition, AXA RE benefited from cost of covers optimization, in line with the underwriting policy in place since 2003. Loss reserve developments improved significantly, due to the non-recurrence of 2003 prior year reserve strengthening, particularly on life activities, and favorable reserve developments in AXA RE Finance (in run-off since 2002).
This resulted in a combined ratio improvement of 5.2 points to 98.8%.

AXA Corporate Solutions Assurance underlying earnings increased 72% to Euro 54 million benefiting from favorable large claims experience and more disciplined pricing and underwriting, improved policy terms and conditions and cost control. As a result, the combined ratio improved by 2.0 points to 100.3%.

ASSET MANAGEMENT underlying earnings were Euro 316 million, up 35% (excluding the 2003 charge for mutual fund matters and legal proceedings), benefiting from higher average Assets Under Management (AUM) fuelled by solid net inflows of Euro 34 billion and cost-control.
Total AUM for Asset Management at the end of 2004, was Euro 741 billion, up 16% at constant exchange rates from 2003 year end.

AXA Investment Managers continued to leverage their multi-specialist strategy. Underlying earnings at AXA IM were up 45% to Euro 108 million, boosted by stronger average AUM (+17%) benefiting from record net inflows (Euro 29 billion), an increased proportion of third party AUM (up 50% from 2003 year end) and a more favorable product mix, which evolved towards higher fee products such as AXA Rosenberg's equity products.
Alliance Capital underlying earnings grew 31% (excluding the 2003 charge for mutual fund matters and legal proceedings) to Euro 207 million, driven by strong performance fees in 4Q 2004 and higher average AUM (up 16%) due to market appreciation.

Both Alliance Capital and AXA Investment Managers improved their cost income ratio by 1.0 point and 2.8 points respectively.

OTHER FINANCIAL SERVICES underlying earnings declined by 77% to Euro 26 million. This decrease was mainly attributable to the non-recurrence of the 2003 positive run-off development of the Compagnie Financiere de Paris sub-Group and lower gains on the fixed income portfolio of AXA Bank Belgium.

HOLDINGS underlying earnings decreased by Euro 25 million to Euro -439 million, mainly due to

------------
(6) Net operational cash flows are written premiums net of claims paid, including expenses, taxes and investment income. Scope: France, UK + Ireland, Germany, Belgium and Southern Europe, representing 92% of P&C written premiums and gross reserves.
(7) 2003 Proforma for the transfer of AXA RE US entities in run off from AXA RE to other international activities.

-------------------------------Be Life Confident-----------------------------  5

Euro 19 million of dividends received by AXA Germany from Cologne Re JV in 2003, which was sold the same year.



ADJUSTED EARNINGS

2004 Adjusted Earnings were Euro 2,901 million compared to Euro 1,450 million in 2003, a 100% increase driven by solid performance in underlying earnings, as well as a substantial recovery in net capital gains and losses attributable to shareholders.

NET CAPITAL GAINS/LOSSES ATTRIBUTABLE TO SHAREHOLDERS:

o 2003 accounts were impacted by a net Euro -1,048 million of impairments on equity (Euro -1,982 million gross) whereas 2004 accounts included Euro -261 million of net impairments (Euro -388 million gross).

o Excluding these net valuation allowances on equity securities, net capital gains were Euro 418 million in 2004 versus Euro 463 million in 2003. For reference, 2003 included two significant elements: i) valuation allowance of Euro -119 million on the Japanese deferred tax asset and ii) a capital gain of Euro 442 million on the sale of Credit Lyonnais shares.

NET INCOME, GROUP SHARE

Net income for 2004 was Euro 2,519 million, an increase of 151% on 2003 net income of Euro 1,005 million, benefiting from increased adjusted earnings and some exceptional operations.

o 2004 net income included Euro 267 million (Euro 148 million for 2003) related to exceptional operations:
     - Euro 112 million net realized gains on the disposal of several units and portfolios, notably Unirobe, our former Dutch brokerage subsidiary for Euro 104 million.

     - Euro 112 million in connection with the buyback of 16.32 million shares of Alliance Capital under the liquidity put agreement given to certain Bernstein shareholders at the time of the acquisition.

     - A Euro 43 million reduction in state tax liabilities in connection with the disposal of DLJ.

o Goodwill amortization increased by Euro 56 million to Euro 649 million, mainly driven by accelerated amortization following some limited corporate restructuring, as well as the initial goodwill amortization for the recently acquired MONY Group.


-------------------------------Be Life Confident-----------------------------  6

EMBEDDED VALUE AND NEW BUSINESS CONTRIBUTION

2004 Embedded Value ("EV"), at Euro 35,746 million, was up 23%, or 27% at constant exchange rates, from 2003. EV per share increased by Euro 2.42 or 15%, in addition to a dividend of Euro 0.38 per share paid in 2004.

Euro million                                                 2004        2003        CHANGE              CHANGE AT
                                                                                                          CONSTANT
                                                                                                    EXCHANGE RATES
                                                      -------------------------------------------------------------

ANAV (Adjusted Net Asset Value)                            17,292      12,816         + 35%                + 37%
Life PVFP (Present Value of Future Profits)                18,454      16,192         + 14%                + 18%
-------------------------------------------------------------------------------------------------------------------
EV                                                         35,746      29,008         + 23%                + 27%
-------------------------------------------------------------------------------------------------------------------
EV/share                                                    18.73       16.31         + 15%                + 18%
-------------------------------------------------------------------------------------------------------------------


LIFE NBC (NEW BUSINESS CONTRIBUTION)                          943         675         + 40%                 + 43% *
LIFE NBV(2) (NEW BUSINESS VALUE)                              771         512         + 51%                 + 56% *
-------------------------------------------------------------------------------------------------------------------
Life New Business APE premiums(8)                           4,837       4,432          + 9%                  + 7% *
-------------------------------------------------------------------------------------------------------------------
LIFE NBC MARGIN(9)                                          19.5%       15.2%     + 4.3 PTS              +5.2 PTS *
LIFE NBV MARGIN(9)                                          15.9%       11.5%     + 4.4 PTS             + 5.3 PTS *
-------------------------------------------------------------------------------------------------------------------

* and at constant scope (constant group shares and excluding MONY).

Explicit allowance for the cost of equity-based product guarantees in the life business has been made using stochastic projections on a realistic basis.

ANAV increased by 35%, or +37% on a constant exchange rate basis, primarily driven by 2004 statutory earnings as well as higher unrealized capital gains on invested assets and on our investment management businesses.

Similar to 2003, adjustments have been made to ANAV to reflect the Life pension plans' funding status (Euro -1,069 million after tax impact) and to write off the accounting asset related to Other-than-Life pension plans (Euro -555 million after tax impact).

Life PVFP increased by 14%, or 18% at constant exchange rates, as new business PVFP, more favorable markets, incremental expense savings and modeling updates offset the negative impact of exchange rates and lower future investment assumptions.

Life New Business APE ("APE") increased by 9%. Excluding MONY contribution to APE of Euro 220m, APE increased 7% at constant exchange rates and scope, driven by new business growth in most countries.

Life New Business value ("NBV") increased by 51%. Excluding MONY contribution to NBV of Euro 4m, NBV increased 56% at constant exchange rates and scope, driven by strong performance across the board as a result of higher proportion of unit-linked products, unit cost improvements, focus on high margin products and modeling updates, the latter representing 8% of the increase.

As a result, Life NBV Margin increased to 15.9% from 11.5% in 2003.

--------------
(8) Annual Premium Equivalent ("APE") represents 100% of regular premiums plus 10% of single premiums.
(9) NBC margin = NBC divided by APE. NBV margin = NBV divided by APE.

-------------------------------Be Life Confident-----------------------------  7

OTHERS

As of December 31, 2004, gross unrealized capital gains on investments, excluding Alliance Capital, were Euro 18.6 billion (Euro 11.4 billion as of 12/31/03) including:
o Gross unrealized capital gains on fixed income securities(10): Euro 13.4 billion (Euro 9.2 billion as of 12/31/03)
o    Gross unrealized capital gains on equity investments and real estate: Euro
     5.2 billion (Euro 2.2 billion as of 12/31/03)
Excluding Alliance Capital, net unrealized capital gains attributable to shareholders were Euro 6.1 billion as of December 31, 2004, up Euro 2.5 billion compared to December 31, 2003, primarily driven by improved unrealized gains on equity securities.

As a result, AXA'S Net Asset Value per share (NAV) was Euro 17.5, up 12% over December 31, 2003 NAV of Euro 15.6.

AXA's European consolidated solvency margin(11), was 242% based on December 31, 2004 estimates, compared to 205% as of December 31, 2003.


OUTLOOK

After several years of substantial improvements in our various businesses, notably in 2004, management believes that the Group is now in a unique position to take advantage of its earnings capacity and organic growth momentum.

Superior geographic and business diversification should enable the Group to capture growth opportunities in its key life markets. In addition, management currently anticipates that 2005 should see the full benefit of the MONY integration which, as indicated previously, should contribute in 2005 at least $170 million in underlying earnings to the AXA Group French GAAP earnings.

The strong emphasis on improving Life and Savings business mix toward more profitable products, higher assets under management boosted by third party assets net inflows, combined with tight expense discipline, should continue to underpin Life and Savings and Asset Management underlying earnings growth in 2005, albeit in a low interest rate environment.

In Property and Casualty, management believes that, barring any major catastrophes, the growth momentum created by positive net inflows, productivity gains and underwriting discipline in a more contrasted rate environment should contribute to strong underlying earnings. In 2005, a more normal claims environment should also support International Insurance underlying earnings.

In addition, barring any downturn in the financial markets, management also believes that AXA's adjusted earnings should be progressively fuelled by stronger capital gains.


----------
(10) Including fixed income mutual funds, and mortgage, policy and other loans.
(11) Includes a limited fraction of future profits.

-------------------------------Be Life Confident-----------------------------  8

INFORMATION ABOUT THE FULL YEAR EARNINGS PRESENTATIONS
Members of AXA's senior management will discuss this result at conferences in:

o    PARIS, FEBRUARY 24, 2005
     The conference will be accessible through a live Webcast and a conference call in listen-only mode. The Web cast will begin at 3.00 pm in Paris (9.00 am in New York, 2.00 pm in London). A slide presentation will accompany the event. Go to HTTP://WWW.AXA.COM/ 10-15 minutes prior to the event to join the Web cast or to obtain investor material.
     The conference call access number is + 44.207.162.0183
     Replay numbers are +44.207.031.4064 for UK, +33.1.70.99.35.29 for France
     and +1.954.334.0342 for the U.S. Access code: 644272

o    LONDON, FEBRUARY 25, 2005
     The conference will be accessible through a conference call. The conference will begin at 9.00 am in London (10.00 am in Paris).
     The access numbers are:
     Europe:     +44.(0)20.7162.0180
     Replay numbers are +44.207.031.4064 for UK, +33.1.70.99.35.29 for France
     and +1.954.334.0342 for the U.S. Access code: 644283



ABOUT AXA
AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 869 billion in assets under management as of December 31, 2004, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,723 million for full year 2004. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

     This press release is available on the AXA Group web site: www.axa.com

INVESTOR RELATIONS:                                       MEDIA RELATIONS:
-------------------                                       ----------------
Matthieu Andre :           +33.1.40.75.46.85              Christophe Dufraux :   +33.1.40.75.46.74
Caroline Portel :          +33.1.40.75.49.84              Clara Rodrigo :        +33.1.40.75.47.22
Marie-Flore Bachelier :    +33.1.40.75.49.45              Rebecca Le Rouzic :    +33.1.40.75.97.35
Kevin Molloy:              +1.212.314.2893                Jeff Tolvin :          +1.212.314.3740

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2003 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


-------------------------------Be Life Confident-----------------------------  9


APPENDIX: EARNINGS SUMMARY AFTER TAXES AND MINORITY INTERESTS - FULL YEAR 2004


------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED EARNINGS       NET INCOME          GOODWILL AMORITIZATION
(IN EURO MILLION)           GROUP SHARE               GROUP SHARE            EXCEPTIONAL OPERATIONS      ADJUSTED EARNINGS
                         ----------------------------------------------------------------------------------------------------------
                          FY 2004    FY 2003    FY 2004    FY 2003            FY 2004    FY 2003        FY 2004     FY 2003
-----------------------------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS              1 390        671       (330)     (299)                (7)         72          1 727         898
 France                       422        422         (3)       (3)                                          425         425
 United States                525        433       (149)     (164)                            66            674         530
 United Kingdom                19         (4)       (90)      (47)                                          109          43
 Japan                        148       (275)       (51)      (51)                                          199        (224)
 Germany                      (50)       (33)        (3)       (3)               (10)         (5)           (38)        (26)
 Belgium                       95        (60)        (8)       (6)                                          104         (55)
 Southern Europe               44         23         (1)       (1)                                           45          24
 Other countries              187        166        (26)      (25)                 3          12            209         179
  of which Australia / New
  Zealand                      41         42         (9)       (9)                            12             50          39
  of which Hong Kong           60         85        (13)      (13)                                           74          99
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY          907        448        (140)     (114)                12          43          1 035         519
 France                      297        258          (8)       (8)                                          304         266
 Germany                      60       (154)        (10)      (14)                            43             71        (183)
 Belgium                     125        100         (18)      (18)                                          142         118
 United Kingdom & Ireland    244         78         (42)      (48)                12                        274         127
 Southern Europe             141        120          (5)       (4)                                          145         123
 Other countries              41         46         (57)      (23)                                           98          68

INTERNATIONAL INSURANCE      227        142         (11)       (5)                 0           0            238         147
 AXA RE                      131        142         (10)       (5)                                          142         146
 AXA Corporate Solutions
 Assurance                    84         (5)          0         0                                            84          (5)
Others                        11          5          (0)       (0)                                           11           6

ASSET MANAGEMENT             265        (24)       (165)     (172)               112           0            318         148
 Alliance Capital            170        (89)       (152)     (161)               112                        210          72
 AXA Investment Managers      95         65         (13)      (10)                                          108          76

OTHER FINANCIAL SERVICES      22        138          (3)       (3)                 0          15             26         126

HOLDINGS                    (292)      (371)          0         0                149          17           (442)       (388)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                      2 519      1 005        (649)     (593)               267         148          2 901       1 450
-----------------------------------------------------------------------------------------------------------------------------------
DILUTED EPS * (Euro per
share)                      1.32       0.55                                                                1.52        0.80

DILUTED EPS* CHANGE         138%                                                                             90%





-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED EARNINGS             NET CAPITAL GAINS
(IN EURO MILLION)                   ATTRIBUTABLE
                                   TO SHAREHOLDERS           UNDERLYING EARNINGS            UNDERLYING EARNINGS
                        ----------------------------------------------------------------------------------------------------------
                                                                                                      CHANGE AT
                                   FY 2004       FY 2003     FY 2004    FY 2003             CHANGE    CONSTANT FX
----------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                      124          (403)       1 603      1 301                23%          29%
 France                              53            61          372        364                 2%           2%
 United States                       31           (45)         643        575                12%          23%
 United Kingdom                       1            70          108        (27)               --           --
 Japan                               35          (276)         163         52               215%         223%
 Germany                            (47)          (44)           9         19               -52%         -52%
 Belgium                             18          (149)          85         94                -9%          -9%
 Southern Europe                      4           (24)          41         48               -15%         -15%
 Other countries                     28             3          181        176                 3%           6%
  of which Australia / New
  Zealand                            (2)           (2)          52         41                28%          24%
  of which Hong Kong                 13            12           60         86               -30%         -23%
---------------------------
PROPERTY & CASUALTY                 (28)         (234)       1 063        753                41%          41%
 France                              (4)           50          308        216                43%          43%
 Germany                            (47)         (243)         118         60                98%          98%
 Belgium                             (4)          (25)         146        143                 2%           2%
 United Kingdom & Ireland            (3)          (61)         278        188                48%          46%
 Southern Europe                     32            17          114        107                 7%           7%
 Other countries                     (2)           28           99         40               148%         160%

INTERNATIONAL INSURANCE              83             6          155        141                10%           8%
 AXA RE                              33            38          108        108                 1%           3%
 AXA Corporate Solutions
 Assurance                           30           (36)          54         31                73%          72%
Others                               19             3           (7)         2                 --           --

ASSET MANAGEMENT                      2             2          316        146               116%         132%
 Alliance Capital                     2             2          207         70               197%         227%
 AXA Investment Managers             (0)           (1)         108         76                42%          45%

OTHER FINANCIAL SERVICES              0            14           26        112               -77%         -77%

HOLDINGS                             (2)           31         (439)      (419)                5%           6%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                               178          (585)       2 723       2 035               34%          38%
-------------------------------------------------------------------------------------------------------------------------------
DILUTED EPS * (Euro per
share)                                                        1.43        1.12

DILUTED EPS* CHANGE                                             27%


* Following the ORAN issue, as for any significant capital increase with a stock price lower than market price, average number of shares and consequently EPS have been restated to take into account an adjustment to neutralize this event which is similiar to a free distribution of shares.
